Exhibit 12.1

Equinix, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Years ended December 31,					Three months ended March 31,
	2004	2005	2006	2007	2008	2008	2009
Earnings:

Income (loss) before income taxes and cumulative effect of a change in accounting principle	$(68,478)	$(42,069)	$(6,334)	$(9,419)	$20,305	$4,268	$27,065

Fixed charges:
Interest expense	11,572	8,905	14,630	32,015	61,677	15,195	13,451
Interest factor on operating leases	9,251	8,828	8,516	10,867	15,110	3,772	3,977

Subtotal	20,823	17,733	23,146	42,882	76,787	18,967	17,428

Total Earnings	$(47,655)	$(24,337)	$16,812	$33,463	$97,092	$23,235	$44,493

Fixed Charges:

Fixed charges:
Interest expense	$11,572	$8,905	$14,630	$32,015	$61,677	$15,195	$13,451
Capitalized interest	—	—	1,575	10,380	7,946	1,985	3,959
Interest factor on operating leases	9,251	8,828	8,516	10,867	15,110	3,772	3,977

Total Fixed Charges	$20,823	$17,733	$24,721	$53,262	$84,733	$20,952	$21,387

Ratio of Earnings to Fixed Charges (1)	—	—	1.0:1.5	1.0:1.6	1.0:0.9	1.0:0.9	1.0:0.5

Coverage Deficiency (1)	$(68,478)	$(42,069)	$—	$—	$—	$—	$—

(1)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2004 and 2005. As a result, the coverage deficiency is provided for those periods presented in which earnings were inadequate to cover fixed charges.